1

As filed with the Securities and Exchange Commission on July
                          30, 1998
                            Registration No. _______________

____________________________________________________________
                                   _________________________


      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         FORM 10-SB


    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                      BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of
                            1934


                    SIEGLE VENTURES, INC.
       (Name of Small Business Issuer in its Charter)


          Indiana
      (State or other
      jurisdiction of
     incorporation or
       organization)


        84-1433183
     (I.R.S. Employer
    Identification No.)


       1790 Bonanza Drive, Suite 230, Park City, Utah
                            84060
                 (Address of principal executive offices)
                         (Zip Code)

Issuers telephone number:         (435) 649-2526

Securities to be registered under Section 12(b) of the Act:

      Title of each class                    Name of each
exchange on which
     to be so registered                     each class is
to be registered

          N/A                                  N/A

Securities to be registered under Section 12(g) of the Act:

                 Common Stock, no par value
                      (Title of Class)
____________________________________________________________
                  _________________________

                    SIEGLE VENTURES, INC.

                         FORM 10-SB

                      TABLE OF CONTENTS

                           PART 1
                                                        Page

Item 1.   Description of Business  . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . .     3

Item      2.   Managements Discussion and Analysis or Plan
of Operation . . . . . . . .  8

Item 3.   Description of Property . . . . . . . . . . . . .
 . . . . . . . . . . . . . . .. . . . . .  . .     9

Item 4.   Security Ownership of Certain Beneficial Owners
and Management . . .     9

Item 5.   Directors, Executive Officers, Promoters and
Control Persons . . . . . . . 10

Item 6.   Executive Compensation . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . .    11

Item 7.   Certain Relationships and Related Transactions . .
 . . . . . . . . . . . . . . . .    11

Item 8.   Description of Securities . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . .     11

                           PART II

Item 1.   Market Price of and Dividends on the Registrants
Common Equity
               and Other Shareholder Matters . . . . . . . .
 . . . . . . . . . . . . . . . .    12

Item 2.   Legal Proceedings . . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . . .   14

Item 3.   Changes in and Disagreements with Accountants . .
 . . . . . . . . . . . . . . . 14

Item 4.   Recent Sales of Unregistered Securities . . . . .
 . . . . . . . . . . . . . . . . . . .   14

Item 5.   Indemnification of Directors and Officers . . . .
 . . . . . . . . . . . . . . . . . . .   14

                          PART F/S

          Financial Statements . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . .     15

                          PART III

Item 1.   Index to Exhibits . . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . . . .      27

Item 2.   Description of Exhibits . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . .     27
                           PART I

Item 1.        Description of Business

Business Development

     SIEGLE VENTURES, INC. (the "Company") was organized on November 16, 1981 under the laws of the State of Indiana, having the stated purpose of engaging in the mining business, with general enumeration of activities related to the conduct of such business, but with the further provision that the Company may engage in any lawful activities, without limitation. The Company was formed with the contemplated purpose to engage in investment and business development operations related to mineral research and exploration, which it pursued on a limited basis during 1982. No claims or other mining interests of any kind were procured, based on the books and records of the Company. All these activities had ceased by 1983.

      The Company raised $76,500 in cash and services in exchange for 765 shares of common stock in 1982. Proceeds from the offering were invested in mining development costs (geologists, surveys, surface cuts, drilling, and related administrative costs) in the Siegel Creek region of Idaho, but no resources were identified and no mining claims were made. Of these initial shareholdings, 257 shares were cancelled in 1988 at the stockholders request, and the original paid in capital related thereto was recorded as additional paid in capital. Additional shares totaling 492 were issued in subsequent years at the capitalized rate of $100.00 per share, to related parties such as the officers and directors, in exchange for services and expenses advanced on behalf of the Company. See the discussion under Legal Proceedings, Infra, at Part II Item 2, with regard to the legal status of this offering and other share transactions.

      After expending all available cash on mining claims acquisition and exploration during 1982-1983, the Company discontinued operations in this business. No mining revenues were ever recorded. The Company has never received revenues from any source throughout its existence. All cash was exhausted by 1983, and the Company effectively ceased doing business as of that year. The deficit accumulated during the development stage was charged against paid in capital in the Companys books and records as approved by a special meeting of shareholders held on June 15, 1995.

      On May 30, 1996, the Company forward split its shares at the rate of 1,000 to 1. On October 9, 1996, James Kerr acquired 9,000,000 shares of the Company in exchange for providing cash for working capital, legal, and accounting expenses necessary to bring the Company up to date and provide liquidity to meet its ongoing obligations.

     The present officers and directors are the promoters of the Company, and all original promoters, officers, and directors have resigned (two in 1983, two in 1996, and one in 1997). After the transaction noted in the preceding paragraph, the present officers and directors (and specifically James Kerr) control the Company, owning approximately ninety percent (90%) of the outstanding shares, with all other shareholders owning less than five
percent  (5%)  each.   See  the discussion  under  Security
Ownership of Certain Beneficial Owners and Management, Infra, at Part I, Item 4. There are no formal consulting agreements outstanding with the promoters, nor any other parties.

      The Company never engaged in any active trade or business throughout the period from 1983 on, until just recently. On November 15, 1997, the directors determined that the Company should become active in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company then began to consider and investigate potential business opportunities. The Company is considered a development stage company and, due to its status as a shell corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

      The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the Exchange
Act), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

      Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

      The Company's principal executive offices are located at 1790 Bonanza Drive, Suite 230, Park City, Utah, 84060, and its telephone number is (435) 649-2526.

Business of Issuer

        The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

      Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

      The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged nor entered into any definitive, agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain any prospective consultants for these purposes.

      The Company does not intend to restrict its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

      Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

      In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

      Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.


Form of Potential Acquisition or Merger

      Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

      Because of the Companys current status and inactive status for at least the prior fourteen years, and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Companys existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and corresponding relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Companys shareholders as the case arises.

      Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the
Companys   securities  would  also   be   unfeasible,   and
management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would be limited to persons exempt under the Commissions Regulation D or other rule or provision for exemption, if any applies. However, no private sales are contemplated by the Companys management at this time. If a private sale of the Companys securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company does not anticipate using Regulation S promulgated under the Securities Act of 1933 to raise any funds any time within the next year, subject only to its potential applicability after consummation of a merger or acquisition. Although not presently anticipated by management, there is a remote possibility that the Company might sell its securities to its management or affiliates.

      In the event of a successful acquisition or merger, a finders fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finders fee, although most likely an appropriate finders fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finders fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of,
any  finders  fee  arrangement  with  any  person.   It  is
possible that a potential merger or acquisition candidate would have its own finders fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Companys shareholders. Management cannot predict any other terms of a finders fee arrangement at this time. It would be unlikely that a finders fee payable to an affiliate  of the Company would be proposed because  of  the
potential  conflict  of  interest issues.   If  such  a  fee
arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

      Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Companys managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Rights of Shareholders

     It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholders meeting called for such purpose, wherein all shareholders would be entitled to vote in person or by proxy. In the notice of such a shareholders meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction. Under Indiana Corporate Law, which is not modified by the articles of incorporation nor by-laws of the Company, a simple majority vote of shareholders participating in person or by proxy in a duly-noticed and authorized meeting of shareholders, constituting a quorum (i.e., simple majority) of shareholders eligible to vote, is required for
ratification   of  any  such  resolution  put   before   the
shareholders.

Competition

      Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

Employees

      As of the date hereof, the Company does not have any paid employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Officers are employees at-will, but lack any compensation agreements at this time, and are not being paid. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

      The Company is currently using as its principal place of business the business offices of the President and director, Jim Ruzicka, located in Park City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Companys principal offices may be transferred to such existing facilities.

Industry Segments

       No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.

Item 2.     Management's Discussion and Analysis or Plan  of
Operation

      The Company is considered a development stage company with no assets or capital and with no operations or income since 1983. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by the major shareholder and an unpaid consultant and shareholder of the Company, specifically James Kerr and H. Deworth Williams (see Item 4, Security Ownership of Certain Beneficial Owners and Management - James Kerr). It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

      In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation

      During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

      The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Item 3.     Description of Property

      The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best knowledge of the Company as of the date of this filing, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address of           Amount and Nature of
Percent
Beneficial Owner         Beneficial Ownership
of Class
James Kerr                    9,050,000                90.4%
4087 So. 1300 East
Salt Lake City, Utah  84124

Management:

James Kerr                    9,050,000                90.4%
4087 So. 1300 East
Salt Lake City, Utah  84124

Jim Ruzicka                          5,000
0.05%
P.O. Box 3868
Park City, Utah  84060

Tom Gallagher                        5,000
0.05%
P.O. Box 3868
Park City, Utah  84060
                    _____________            ___________

     Total:                        9,060,000
90.5%

--------------------------------
Note: The Company has been advised that each of the persons listed above has sole voting power over the shares indicated above. Percent of Class (third column above) is based on 10,010,000 shares of common stock outstanding on the date of this filing.

Item 5.        Directors, Executive Officers, Promoters and
Control Persons

The directors and executive officers of the Company and their respective ages are as follows:

     Name           Age                 Position

Jim Ruzicka              55             President and
Director

Tom Gallagher            53             Secretary-Treasurer
and Director

James Kerr               44             Director

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

      No  director,  officer, affiliate or promoter  of  the
Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

      James  Kerr is also a director of Overlook  Healthcare
Systems,  Inc.,  a Utah corporation, and NAVA  LEISURE  USA,
INC., an Idaho corporation.

      The business experience of each of the persons listed above during the past five years is as follows:

      Jim Ruzicka is the President of the Company, and has been a director of the Company since October 2, 1996. For the last five years (and previously), Mr. Ruzicka has been the owner-operator of a ski tour package company doing business in Utah, Colorado, Jackson Hole, Wyoming, and Lake Tahoe, California. Prior to 1983, he owned and operated seven restaurants in Chicago, Illinois and surrounding suburbs. He attended Aurora College in Aurora, Illinois, studying liberal arts without receiving a degree.

      Tom Gallagher is the Secretary and Treasurer of the Company, and has been a director of the Company since October 2, 1996. For the last five years (and previously), Mr. Gallagher has been a water specialist with Alpine Water Systems of Provo, Utah, and a real estate broker with Sun an Ski Properties of Park City, Utah. He has also worked for the State of Utah as a labor economist. He received his Bachelor of Arts degree in Sociology from Pacific Lutheran University in Tacoma, Washington in 1976. In 1977-1978, he attended California State University at Northridge, California, participating in advanced graduate studies in sociology. In 1980-1981, he participated in additional graduate studies in statistical analysis at the University of Utah in Salt Lake City, Utah.

      James Kerr has been a director of the Company since March 31, 1997. Since 1994, Mr. Kerr has worked as an independent production manager and/or lighting technician for a number of companies situated in and around Salt Lake City, Utah, including Great Day Ltd., Video West, Bonneville Communications, Scopes, Garcia & Carlisle, Rutherford Productions, Stillson & Stillson, and Advantage Video. In 1993, Mr. Kerr was employed in equipment repair and maintenance for Redman Movies & Stories of Salt Lake City, Utah, and as a ski test programmer for Great Day Ltd. of Utah. Previously, he has operated his own business as a self-employed independent auto mechanic.

Item 6.     Executive Compensation

      The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1995, 1996, and 1997, nor at any time during 1998. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

Item 7.     Certain Relationships and Related Transactions

      During the Company's last two fiscal years, there have not been any transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

Item 8.     Description of Securities

Common Stock

     The Company is authorized to issue 25,000,000 shares of common stock, no par value, of which 10,010,000 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

       The Company does not have any preferred stock, authorized or issued.

                           PART II

Item  1.         Market  Price  of  and  Dividends  on   the
Registrants Common Equity and Other Shareholder Matters

     No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company has made an application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The Company's application to the NASD consists of current corporate information, financial statements and other documents as required by Rule 15c2-1-1 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. The Companys common shares are not currently quoted at any price, and there has not been any reported trading activity. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market. The Company's common stock has never traded in a public market.

     If and when the Company's common stock is traded in the over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(l) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

      The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

     As of the date of this filing, there were 42 holders of record of the Company's common stock.

      As of the date hereof, the Company has issued and outstanding 10,010,000 shares of common stock. Of this total, 950,000 (post-forward split) shares were issued in transactions more than two years ago. Thus, all shares issued more than two years ago and may be sold or otherwise transferred without restriction pursuant to the terms of
Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act"), unless held by an affiliate or controlling shareholder of the Company. Of these shares, the Company has identified 9,060,000 shares as being held by affiliates of the Company. The remaining 132,000 shares are deemed free from restrictions and may be sold and/or transferred without further registration under the Act.

      The 9,060,000 shares presently held by affiliates or controlling shareholders of the Company may be sold pursuant to Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least two years, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock during the four calendar weeks preceding such sale, or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least one year would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

      The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Item 2.        Legal Proceedings

      The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened. The Company was inactive from 1983 through the present date of this Form 10-SB. In the absence of any other known litigation matters pending or threatened, the Company believes that all litigation matters are currently resolved.

      The Company has relied on Regulation D exemption for the shares issued in 1982 and 1990, which shares were issued to related-party insiders believed to be exempt pursuant to Regulation D. As noted above, the Company has never received any notice of pending or threatened litigation, nor any regulatory actions, regarding the sales of any of these securities. In addition, these transactions occurred in the very distant past, such that the possibility of any action taking place at this time would not be barred by applicable statutes of limitation seems extremely remote, if not impossible. Even an action based on a claim subject to tolling until discovery should have begun to run from such time as a reasonable person should have been put on notice of their claim, which should be no later than when the Company ceased doing business, which was certainly no later than 1983. Accordingly, the Company believes that its shares were properly issued from inception, but in any case, that no claims may be validly brought by any persons now or ever holding an interest in the Companys shares.

      Some of the initial promoters of the Company, none of whom have any present management, control, consulting, shareholding, or other interest in the Company, were subject to an inquiry by the State of Indiana, Office of the Secretary of State, Securities Division, based on which a cease and desist order prohibiting the sale of unregistered securities was issued on July 5, 1988. However, the terms of the order do not make any reference to the Company, and appear to arise from activities related to other corporate entities. Given that these individuals are not affiliated with the Company in any way at present, and that the order relates to activities occurring more than a decade ago, it is submitted that this order is not relevant to the present registration. Nevertheless, this information is provided by the Company in the interest of full disclosure.

Item 3.        Changes in and Disagreements with Accountants

     Item 3 is not applicable to this Form 10-SB.

Item 4.        Recent Sales of Unregistered Securities

      All issues of securities by the Company were made more than three years ago.

Item 5.        Indemnification of Directors and Officers

      The Company has not made any provision for the indemnification of its officers or directors. The Articles of Incorporation and by-laws do not have any provisions for indemnification. Neither the Company's Articles of Incorporation nor by-laws makes provisions for the purchase of liability insurance on behalf of its officers or directors. The Company does not maintain any such liability insurance.

Transfer Agent

The  Company has designated Interstate Transfer Company,  56
West 400 South, Suite 260, Salt Lake City, Utah, 84101, as its transfer agent.

                          PART F/S

         Financial Statements and Supplementary Data

      The Company's financial statements for the years ended December 31, 1997 and quarter ended March 31, 1997, have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following eleven (11) pages, in response to Part F/S of this Form 10-SB.

                          PART III

Item 1.        Index to Exhibits

     The following exhibits are filed with this Registration
Statement:

     Exhibit No.                   Exhibit Name

     2(I)      Articles of Incorporation

     2(ii)          By-laws

     4         Specimen Stock Certificate

     _____________________________

Item 2.        Description of Exhibits

     See Item 1 above.


                         SIGNATURES


      In  accordance  with  Section  12  of  the  Securities
Exchange   Act   of   1934,  the  registrant   caused   this
registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              SIEGLE VENTURES, INC.
                                   (Registrant)




                              By:  __        /s/ Jim Ruzicka
Date:      July  30, 1998                      Jim  Ruzicka,
President